Deep Well Oil & Gas, Inc. Suite 700, 10150 - 100 Street, Edmonton, AB T5J 0P6, Telephone: 780-409-8144, Fax: 780-409-8146

July 29, 2011	SENT VIA EMAIL: GallagherJ@SEC.GOV

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention:  Mr. Brad Skinner, Senior Assistant Chief Accountant

RE:         Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to the U.S. Securities & Exchange Commission (“SEC”) letter, dated June 29, 2011, we have amended our Annual Report on Form 10-K for the year ending September 30, 2010, which was recently filed with the SEC via EDGAR.

Response to SEC Comment #1.

In response to Point 1, paragraph 1 of your comment letter, we will amend our Annual Report on Form 10-K for the year ended September 30, 2010 and all future filings on Form 10-K, by amending our Drilling Activities under Item 2 “Properties” to disclose our wells as exploratory and not development. The following is the proposed amendment to Item 2 of our Form 10-K for the year ended September 30, 2010:

Drilling Activity

The following tables summarize the results of our drilling activities in the Sawn Lake area of Alberta during the years ended September 30, 2010, 2009 and 2008.

Exploratory Wells	2010		2009			2008
year ended September 30	Gross	Net	Gross	Net		Gross	Net
Gas	–	–	–	–		–	–
Oil	–	–	–	–		–	–
Oil/Gas	–	–	–	–		–	–
Evaluating	–	–	–	–		–	–
Drilling at end of year	–	–	–	–		–	–
Suspended	–	–	7	4.8	**	–	–
Abandoned	–	–	1	0.8	**	–	–
Total Exploratory Wells	–	–	8	5.6		–	–

Development Wells	2010		2009		2008
year ended September 30	Gross	Net	Gross	Net	Gross	Net
Gas	–	–	–	–	–	–
Oil	–		–	–	–	–
Oil/Gas	–	–	–	–	–	–
Evaluating	–		–	–		–
Drilling at end of year	–	–	–	–	–	–
Suspended	–	–	–	–	–	–
Abandoned	–	–	–	–	–	–
Total Development Wells	–	–	–	–	–	–

*40% working interest
**80% working interest

In response to Point 1, paragraph 2 of your letter, firstly we qualify as a smaller reporting company and we do not have any significant oil and gas producing activities and as such in accordance with Item 302 of Regulation S-K we may not be required to provide certain supplemental financial information. However, in response to your question we are providing to you the following information pertaining to our Company’s exploratory well costs as well as the costs we incurred for acquisition and exploration activities as follows:

Continued Capitalized Exploratory Well Costs

The Company accounts for the cost of exploratory wells in accordance with FASB Statement No. 19, Financial and Reporting by Oil and Gas Producing Companies which provides that exploratory well costs continue to be capitalized after the completion of drilling as long as a sufficient progress is being made in assessing the oil sands reserves to justify its completion as a producing well.

For the Company’s exploratory wells, drilling costs are capitalized on the balance sheet under “Oil and Gas Properties” line item, pending a determination of whether potentially economic oil sands reserves have been discovered by the drilling effort to justify completion of the find as a producing well. The management periodically assesses the exploration and drilling capitalized costs for impairment and once a determination is made a well is of no potentially economic value, that well costs are expensed as dry hole and reported in exploration expense. As of September 30, 2010 the Company has not incurred any capitalized exploratory well costs that were charged to expense.

The following table indicates the changes to the Company’s suspended exploratory well costs for three years ended September 30, 2010:

	2010 YE	2009 YE	2008 YE
Beginning Balance at October 1	$7,854,179	$1,587,262	$-

Additions to capitalized exploratory well costs pending the determination of proved reserves	513,437	6,266,917	1,587,262

Reclassifications to wells, facilities and equipment based on the determination of proved reserves	-	-	-

Capitalized exploratory well costs charged to expense	-	-	-

Ending Balance at September 30	$8,367,616	$7,854,179	$1,587,262

Property Acquisition and Exploration Activities

For the Company’s property acquisition costs the management exercises judgment and periodically assesses individually significant leaseholds for impairment based on the results of exploration and drilling efforts.

The following table presents information regarding the Company’s costs incurred in the oil and gas property acquisition and exploration activities:

	2010	2009	2008
Property Acquisition costs:
Unproved:	4,358,778	4,367,172	4,360,281
Proved:	-	-	-
Exploration costs:	8,367,616	7,854,179	1,587,262
Total:	12,726,394	12,221,351	5,947,543
Total less asset retirement obligation:	12,743,182	12,229,745	5,947,543

The Company’s property acquisition and exploration costs incurred as of September 30, 2010 were $12,726,394, which is reflected on our balance sheet under “Oil and Gas Properties’ line item.

Response to SEC Comment #2 and #3

As to Point 2 and 3 of your letter, requesting further detail relating to our management’s report on internal control over financial reporting, firstly, we have revised Item 9A in our amended Form 10-K to reflect that our disclosure controls were not effective but our internal control over financial reporting is effective in accordance with the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. In review of our disclosure controls and procedures it was determined that we inadvertently left out our management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ending September 30, 2010 and although our disclosure controls were not effective because of this omission our internal control over financial reporting is effective. Our management concluded that this omission of the management’s report did not seriously threaten the reliability of our internal control over financial reporting obligations.  Our principal officers assessment of our September 30, 2010 year end financial statements was based on the criteria from the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The following is the proposed amendment to Item 9A of our Form 10-K for the year ended September 30, 2010:

Disclosure Controls and Procedures

As of the end of our fiscal year ended September 30, 2010, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934) was carried out under the supervision and with the participation of our principal executive officer and principal financial officer. Based upon that evaluation it was concluded that we inadvertently left out our management’s report on internal control over financial reporting as per Item 308(a) of Regulation S-K on our Original Form 10-K. Our principal executive officer and principal financial officer have concluded that because we inadvertently left out our management’s report on internal control over financial reporting in our Original Form 10-K for the year ending September 30, 2010 that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our management, which included our principal executive officer and principal financial officer, assessed our internal controls over financial reporting presented in conformity with generally accepted accounting principles as of September 30, 2010. This assessment was based on criteria for effective internal control over financial reporting described in the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes that, as of September 30, 2010, we maintained effective internal controls over financial reporting presented in conformity with U.S. generally accepted accounting principles.

Attestation Report of the Independent Registered Public Accounting Firm

We are a smaller reporting company within the meaning of Rule 12b-2 under the Exchange Act, therefore this Annual Report on Original Form 10-K is not required to include an attestation report of our independent registered public accounting firm, Madsen & Associates, CPA’s, with respect to our internal control over financial reporting. Madsen & Associates, CPA’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, Madsen & Associates, CPA’s express no such opinion on our internal control over financial reporting as of September 30, 2010.

Response to SEC Comment #4.

The value of our interests in Andora, which was determined to be a nominal value, is included under “Oil and Gas Properties” on our balance sheet. We will amend this new disclosure Note “Investment in Equity Securities” to include the underlined phrase  on our balance sheet in all future financial statements as follows:

Note 4.  Investment in Equity Securities

On February 25, 2005, the Company acquired an interest in Signet Energy Inc. (Formerly Surge Global Energy, Inc.) as a result of a Farmout Agreement.

As of November 19, 2008, the Company converted its Signet shares, into 2,241,558 shares of Andora, which represents an equity interest in Andora of approximately 3.9% as of December 31, 2010.  These shares are carried at a nominal value using the cost method and their value is included under oil and gas properties on our balance sheet.

Response to SEC Comment #5.

In response to Point 5 of your letter, we are in agreement with your comment regarding our management’s discussion on our results of operations to also include a discussion of material changes in our results of operations for the three months ended March 31, 2011 in comparison to the three months ended March 31, 2010. We will include this three month comparison discussion in all future quarterly filings on Form 10-Q.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 780-409-8144.

Sincerely,

DEEP WELL OIL & GAS, INC.

/s/ Curtis Sparrow
_____________________________
Mr. Curtis Sparrow, P.Eng., MBA
Chief Financial Officer